UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Virtusa Corporation
(Name of Issuer)

Common Stock, par value US$0.01 per share
(Title of Class of Securities)

92827P102
(CUSIP Number)

Kirti Hariharan
Baring Private Equity Asia Pte. Limited
50 Collyer Quay
#11-03/04 OUE Bayfront
Singapore 049321
+65 6232 6330
with copies to:

Neill P. Jakobe, Esq.
Paul S. Scrivano, Esq.
Eric L. Issadore, Esq.
Ropes & Gray LLP
191 North Wacker Drive, 32nd Floor
Chicago, IL 60606
(312) 845-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Austin HoldCo Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Austin Topco, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Austin SuperHoldCo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Austin Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Namu Holdings Pte. Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Namu Holdings Parent Pte. Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Baring Private Equity Asia VII Pte. Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Baring Private Equity Asia Fund VII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number:  92827P102

1.	Names of Reporting Persons. The Baring Asia Private Equity Fund VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Baring Private Equity Asia GP VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Baring Private Equity Asia GP VII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Jean Eric Salata
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP Number:  92827P102

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 9, 2020 (the “Original Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation (“Issuer”).
Except as specifically amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.  This Amendment constitutes an exit filing of the Reporting Persons, in respect of the interest in Common Stock that the Reporting Persons reported in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On February 11, 2021, the transactions contemplated by the Merger Agreement, including the Merger, were consummated.  Pursuant to the Merger, Sub merged with and into Issuer, with Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the Issuer or the Reporting Persons, the Namu Shares were cancelled and converted into the right to receive the Merger Consideration.

At the Effective Time, the Voting Agreement was terminated pursuant to its terms.  As a result, effective as of the Effective Time, to the extent the terms of the Voting Agreement may have resulted in any Reporting Person being deemed for purposes of Rule 13d-3 promulgated under the Exchange Act (“Rule 13d-3”) to have shared voting power with respect to (and therefore beneficially own) the Supporting Shares, the Reporting Person is no longer deemed for purposes of Rule 13d-3 to beneficially own the Supporting Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Statement on Schedule 13D, and the information set forth or incorporated in Item  4 is incorporated by reference in its entirety into this Item 5.
Namu Shares:
Pursuant to the terms of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Issuer or the Reporting Persons, the Namu Shares were cancelled and converted into the right to receive the Merger Consideration.  As a result, as of the Effective Time, no Reporting Person beneficially owns the Namu Shares, including for purposes of Rule 13d-3.

Supporting Shares:
To the extent the terms of the Voting Agreement may have resulted in any Reporting Person being deemed, for the purpose of Rule 13d-3, to have shared voting power with respect to (and therefore beneficially own) the Supporting Shares, such Reporting Person, as a result of the consummation of the Merger and the termination of the  Voting Agreement, is no longer deemed for purposes of Rule 13d-3 to beneficially own the Supporting Shares.

(c) Except as set forth in this Amendment with reference to the Merger Agreement and the Voting Agreement, no Reporting Person has effected any transaction in Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, as a result of the consummation of the Merger and the termination of the Voting Agreement, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding the following to the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

CUSIP Number:  92827P102

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2021

AUSTIN HOLDCO INC.

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	President

AUSTIN TOPCO, INC.

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	President

AUSTIN SUPERHOLDCO, INC.

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	President

AUSTIN AGGREGATOR, L.P.

By:	Austin GP Limited, as its general partner

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

NAMU HOLDINGS PTE. LIMITED

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	Director

NAMU HOLDINGS PARENT PTE. LIMITED

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	Director

CUSIP Number:  92827P102

BARING PRIVATE EQUITY ASIA VII PTE. LIMITED

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	Director

BARING PRIVATE EQUITY ASIA FUND VII LIMITED

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

THE BARING ASIA PRIVATE EQUITY FUND VII, L.P.

By:	Baring Private Equity Asia GP VII, L.P., as its general partner

By:	Baring Private Equity Asia GP VII Limited, as its general partner

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

BARING PRIVATE EQUITY ASIA GP VII, L.P.

By:	Baring Private Equity Asia GP VII Limited, as its general partner

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

BARING PRIVATE EQUITY ASIA GP VII LIMITED

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

JEAN ERIC SALATA

/s/ JEAN ERIC SALATA